Exhibit (4)(c)

Endorsements

Horace Mann Life Insurance Company

1 Horace Mann Plaza

Springfield, Illinois 62715-0001

1-800-999-1030

Endorsement: Contract discontinuance

This endorsement is made a part of and amends the contract/certificate to which it is attached. All definitions, provisions, and exceptions of the contract/certificate apply to this endorsement unless changed by this endorsement. Terms not defined in this endorsement have the meaning given to them in the contract/certificate. In the case of a conflict with any provision in the contract/certificate, the provisions of this endorsement will control.

Effective date

This endorsement amends the contract/certificate effective as of the contract date/certificate date.

The “Contract discontinuance” provision will now be included as follows:

Contract discontinuance

The contract owner may discontinue the contract/certificate by giving at least 90 days advance written notice to the company. The date of discontinuance will be the date specified in the written notice from the contract owner, provided that such date is at least 90 days after the date of the notice.

On and after the date of discontinuance, no premium payments or requests for loans will be accepted, and no transfers between the general fixed account, any guarantee period account(s) or subaccounts may be made. On and after the date of discontinuance, we will administer all participant accounts in accordance with the following provisions:

•	If the plan is being terminated:

(1)	the participant account value will be distributed as directed by the contract owner within seven calendar days after we receive such directions and proof of plan termination from the contract owner. A market value adjustment may apply to any guarantee period account value.

(2)	a certificate will terminate when the participant account value is distributed. The contract will terminate when the participant account value in all certificates thereunder is distributed.
•	If the plan is not being terminated:

(1)	the variable account value and guarantee period account value, if applicable, will be paid as directed by the contract owner within seven calendar days after we receive such directions from the contract owner. A market value adjustment may apply to any guarantee period account value.

(2)	notwithstanding any benefits which may be payable to the participant under the terms of the plan, including but not limited to, benefits under the plan on account of retirement, separation from service, or financial hardship, we have the absolute right to pay the general fixed account value, if applicable, in [four] equal installments, plus any interest due, annually over a period of [four] years. No more than [25] percent of the general fixed account value will be paid in any year prior to the year of the final payment. The first installment will be paid as directed by the contract owner within seven calendar days after we receive such directions from the contract owner and the remaining installments will be paid annually thereafter.

(3)	a certificate will terminate when the participant account value is distributed. The contract will terminate when the participant account value in all certificates thereunder is distributed.

President	Corporate Secretary